SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH OCTOBER 11, 2005

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(+55 61) 3415-1140
ri@brasiltelecom.com.br www.brasiltelecom.com.br/ri/

Media Relations
(+55 61) 3415-1378
cesarb@brasiltelecom.com.br

Free Translation

BRASIL TELECOM S.A.
CORPORATE TAXPAYERS’ REGISTRY 76.535.764/0001 -43
BOARD OF TRADE 53 3 0000622 - 9
PUBLICLY HELD COMPANY

Minutes of the Board of Directors’ Meeting,
Held on October 5th, 2005.

Date, Time and Place:

On the 5th of October, 2005, at 4:30 p.m., in the city and state of Rio de Janeiro, at Av. Presidente Wilson, 231, 26° andar (parte).

Summons:

Summons made pursuant to the provisions of the sole paragraph of article 27 of Brasil Telecom S.A. (“BT” or “Company”)’s By-laws, as a result of the Board Members' resolution made during the Company’s Board of Directors Meeting held on September 30, 2005 and mail forwarded in an urgent basis on October 04, 2005, by the Chairman of BT’s Board of Directors (Doc. 01).

Presence:

The following effective members of the Company’s Board of Directors were present: Messrs. Sergio Spinelli Silva Junior, Pedro Paulo Elejalde de Campos, Fábio de Oliveira Moser, Antônio Cardoso dos Santos, Mmes. Carmen Sylvia Motta Parkinson and Célia Beatriz P. Pacheco. Mr. Elemér André Surányi has participated in the Meeting via conference call.

Meeting’s board:

Mr. Sergio Spinelli Silva Junior., as Chairman of the Board of Directors, assumed the position of President of the Meeting’s Board, inviting Mr. Hiram Bandeira Pagano Filho to be the Secretary.

Day’s Agenda:

1.	To ratify the deliberations made in the Board of Directors Meeting, held on September 30, 2005 (Doc. 02); and
2.	To ratify the appointment of Mrs. Leda Maria Deiró Hahn for the position of Chairman of the Fundação 14 de Previdência Privada.

Deliberations

Initially, the Board of Directors’ members resolved, by unanimous decision, that this minutes shall be drafted in the summaryzed form, pursuant to the provisions of the law.

Next, the Chairman recorded the receipt of the Minutes of Invitel S.A.’s (“Invitel”) Previous Shareholders’ Meeting, held on September 05, 2005 (“Invitel’s Previous Meeting”), that contains the vote instructions for the members of the Company’s Board of Directors appointed by Invitel (Doc. 03).

The Chairman of the Board presented mail from Brasil Telecom Participações S.A. (“BTP”), forwarding BTP’s Minutes of the Board of Directors Meeting, held on September 14, 2005 and guiding all the members of the Company’s Board of Directors to vote in favor of the appointment of Mrs. Leda Maria Deiró Hahn as Chairman of the Fundação 14 de Previdência Privada.

After all preliminary issues were recorded, the Chairman put to the vote item (i) of the Day’s Agenda, which was approved by unanimity of the votes rendered, to ratify in its totality, the resolutions made on the Company’s Board of Directors Meeting, held on September 30, 2005 (Doc. 02). The Chairman registered the receipt of the abstentions of the Board members

Carmen Sylvia Motta Parkinson and Célia Beatriz P. Pacheco (Doc. 04), as was established in the minutes of the Board of Directors Meeting, held on September 30, 2005.

Regarding item (ii) of the Day’s Agenda, it was approved by unanimity of the votes rendered, registering the abstention of Mr. Antônio Cardoso dos Santos and Mmes. Carmen Sylvia Motta Parkinson and Célia Beatriz P. Pacheco, to ratify the appointment of Mrs. Leda Maria Deiró Hahn, Brazilian, married, investment analyst, bearer of the identity card 3578754, issued by IFP/RJ, registered before the Federal Revenue Service under CPF/MF 664.501.287 -04, resident and domiciled in the city and state of Rio de Janeiro, at Rua Engenheiro Cortes Sigaud 11, bloco 2, apto. 502, for the position of Chairman of Fundação 14 de Previdência Privada. The Chairman requested to record that copies of Mrs. Leda Hahn’s résumés were distributed to all members of the Board of Directors who were present and that one copy will be filed at the Company’s headquarters (Doc. 05).

Closing

With nothing further to be discussed, the Meeting was closed and these Minutes were drafted, and once read and approved, were signed by all the present Board members.

Rio de Janeiro, October 05, 2005.

Sergio Spinelli Silva Junior	Hiram Bandeira Pagano Filho
President	Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 11, 2005

BRASIL TELECOM S.A.

By:	/S/ Charles Laganá Putz
Name: Charles Laganá Putz Title: Chief Financial Officer